

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 15, 2018

<u>Via E-Mail</u>
Robert F. McCadden
Executive Vice President and Chief Financial Officer
Pennsylvania Real Estate Investment Trust
The Bellevue
200 South Broad Street
Philadelphia, PA 19102

> **Re: Pennsylvania Real Estate Investment Trust**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 1-6300**

Dear Mr. McCadden:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities